Development Capital Group, Inc.
6029 Paseo Acampo
Carlsbad, California 92009
760-840-9409

August 31, 2011

FILED ON EDGAR AS CORRESPONDENCE

Justin Dobbie,
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Development Capital Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed August 29, 2011
File No. 333-174240

Dear Mr. Dobbie

In accordance with Rule 461 under the Securities Act of 1933, Development Capital Group, Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-174240) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2011. The Registrant respectfully requests that the Registration Statement become effective by 5:00 PM, Friday September 2, 2011, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Andriy Korobkin
Andriy Korobkin
Chief Executive Officer